UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6‑K
_______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of August, 2020

Commission File Number: 001-38262
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LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
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Cecilia Grierson 355, 4th Floor Zip Code C1107CPG – Capital Federal Republic of Argentina
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   ☒  Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Table of Contents

Item	Description
1	Loma Negra Relevant Event

 2Q20 Results Conference Call

 Disclaimer and Forward-Looking Statement  This presentation may contain forward-looking statements within the meaning of federal securities law that are subject to risks and uncertainties. These statements are only predictions based upon our current expectations and projections about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “seek,” “forecast,” or the negative of these terms or other similar expressions. The forward-looking statements are based on the information currently available to us. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including, among others things: changes in general economic, political, governmental and business conditions globally and in Argentina, changes in inflation rates, fluctuations in the exchange rate of the peso, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. You should not rely upon forward-looking statements as predictions of future events. Although we believe in good faith that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Any or all of Loma Negra’s forward-looking statements in this release may turn out to be wrong. You should consider these forward-looking statements in light of other factors discussed under the heading “Risk Factors” in Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission.Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations.The Company presented some figures converted from Argentine pesos to U.S. dollars for comparison purposes. The exchange rate used to convert Pesos to U.S. dollars was the reference exchange rate (Communication “A” 3500) reported by the Central Bank for U.S. dollars. The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.Note: Loma Negra’s financial information as of and for the three month periods ended March 31, 2019 has been prepared in accordance with the Argentine Securities Commission (Comisión Nacional de Valores-CNV) and with International Financial Reporting Standards.  Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS. Consequently, starting July 1, 2018, the Company is reporting results applying IFRS rule IAS 29. IAS 29 requires that results of operations in hyperinflationary economies are reported as if these economies were highly inflationary as of January 1, 2018, and thus year-to-date, together with comparable results, should be restated adjusting for the change in general purchasing power of the local currency, using official indices. For comparison purposes and a better understanding of our underlying performance, in addition to presenting ‘As Reported’ results, we are also disclosing selected figures as previously reported excluding rule IAS 29. Additional information in connection with the application of rule IAS 29 can be found in our earnings report.

2Q20 results fully impacted by Covid-19 and partially underpinned by Bagged Cement

- **Loma Negra´s business in 2Q20** impacted by the increasing complexities of Covid-19 pandemic. Since May, strong recovery in bag segment across regions

- **As reported results**
  - **Net revenues** - 30.1%YoY to Ps.7.45 billion (US$108 million)
  - **Adjusted EBITDA** - 24.6%YoY to Ps.2.08 billion (US$32 million)
  - **Net majority income** -94.6%YoY to Ps.0.08 billion (US$10 million)

- **Consolidated Adjusted EBITDA margin expanded** 204 bps to 27.9%, in the back of structural adequacy efforts and favorable input costs

- **Strong Balance sheet** with **Cash position** of Ps.3.4 billion (US$48 million) and **Net Debt to LTM Adj. EBITDA** ratio of 1.17x

- **L´Amalí Expansion project** resumed after temporary suspension due to Covid-19 preventive measures. **Start-up expected for beginning 2021**

Note: Figures in US dollars result from the calculation of figures expressed in Argentine pesos, without the application of IAS29, and the average exchange rate for each reporting period.



3

 Covid-19 Pandemic on top of adverse economic momentum   Source INDEC and BCRA (Argentina Central Bank) Market Expectations (REM) Survey as of July 2020Source INDEC: ISAC (Indicador Sintético de la Actividad) . Based on AFCP which reports standalone cement sales, while Loma Negra reports Cement, Masonry and lime sales    GDP Growth1 (YoY Growth, %)    Construction Activity2 (YoY Growth, %)    Monthly Industry Cement Sales3 (YoY Growth, %)  Industry Cement Sales by Type3 (%)        4

Revenues down 30.1% reflecting the full impact of the Covid-19 pandemic

Revenue Performance:

- Argentine cement: declined 25.8% YoY. Volumes contraction of 24.5%, particularly in the Bulk segment. Strong rebound of bag segment
- Paraguay cement: improved by 3.3% YoY. Sales volumes remained almost flat 0.8% YoY. Positive dynamic since May. Record high in June
- Railroad: down 36.1% YoY. Volumes severely impacted by lower transported building materials and Frac-sand
- Concrete: dropped by 92.6% YoY with Volumes down 92.3% Private and public works severely limited by Covid-19 restrictions
- Aggregates: dropped by 94.0% YoY. Volumes down 90.9%, heavily impacted by a halt in public and private works execution

		Sales Volumes 2Q20	Sales Volumes 2Q19	Sales Volumes % Chg.	Revenues (AR$ million) 2Q20	Revenues (AR$ million) 2Q19	Revenues (AR$ million) % Chg.
Cement, masonry & lime							
Argentina	MM Tn	1.01	1.33	-24.5%	5,938	8,007	-25.8%
Paraguay	MM Tn	0.13	0.12	0.8%	971	940	3.3%
Cement, masonry & lime total		**1.13**	**1.46**	**-22.3%**	6,909	8,947	-22.8%
Argentina:							
Concrete	MM m3	0.02	0.22	-92.3%	110	1,491	-92.6%
Railroad	MM Tn	0.63	1.13	-44.3%	664	1,039	-36.1%
Aggregates	MM Tn	0.03	0.30	-90.9%	12	196	-94.0%
Total Net Revenues[1]					**7,453**	**10,664**	**-30.1%**

(1) Sales volumes include inter-segment sales and Other segments

5

 Gross Profit down 34.2% with 151 bps margin contraction  Gross Profit & Margin    AR$ Million  Consolidated gross profit down 34.2 YoY, with gross margin contracting 151 bps to 24.1% explained by the full impact of Covid-19 restrictions during the quarter and higher burden of D&AArgentine cement gross margin expanded, benefitting from favorable input costs and lighter fixed cost structureSG&A decreased 7.6% YoY, increasing 209 bps as a percentage of Sales  Selling, General & Administrative    AR$ Million  As a % of Sales  6.5%  -7.6%    Gross Margin  24.1%  25.7%  -34.2%    6  8.6%  (1) Excluding non-recurrent expenditures from structure adequacy in administrative and commercial processes.

Adjusted EBITDA down 24.6% YoY, margin expanding 204 bps

- **Consolidated Adjusted EBITDA down 24.5% YoY in 2Q20** with Covid-19 Pandemic fully impacting a deteriorated economic backdrop
- **Consolidated Adjusted EBITDA Margin expanded** 204 bps mainly explained by expansion Cement margins

- **Excluding the application of IAS29** the Consolidated Adjusted EBITDA margin expanded 213 bps YoY from 27.0% to 29.1%
  - **Argentine Cement, masonry cement and lime segment** Adjusted EBITDA margin expanded 155 bps to 30.7%, mainly due to lower energy inputs and lighter fixed cost structure
  - **Cement in Paraguay** Adjusted EBITDA margin expanded by 104 to 42.4% from 41.4% a year ago, improved sales under cost control environment
  - **Railroad** Adjusted EBITDA margin deteriorated to 6.9% from 12.8%
  - **Concrete and Aggregates heavily impacted by sudden-stop in construction works,** Adjusted EBITDA margin reversed to -82.7% and -173.0%, respectively

Adjusted EBITDA & Margin



AR$ Million
Adjusted EBITDA Margin
25.8%
27.9%
-24.6%
2,754
2,077
2Q19
2Q20

	2Q19	2Q20
US$ million	44	32

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Note: Figures in US dollars result from the calculation of figures expressed in Argentine pesos, without the application of IAS29, and the average exchange rate for each reporting period.

 Net profit at US$10MM further impacted by FX losses  Net Profit     AR$ Million      10  US$ million    Net Profit breakdown:Adjusted EBITDA decreased 24.6% YoYTotal finance loss net of Ps.1,106 million in 2Q20 compared to a gain of Ps.377 million in 2Q19Foreign exchange loss at Ps.560 million in 2Q20, compared to Ps.414 million gain in 2Q19Net Financial expense, rose by Ps.78 million driven by higher interest rates and total Financial Debt Gain on net monetary position was Ps.431 million lower in 2Q20 compared to 2Q19Net Profit in 2Q20 decreased 93.0% YoY in peso terms and reached US$10 million  Finance Costs, net   AR$ Million    8  25  Note: Figures in US dollars result from the calculation of figures expressed in Argentine pesos, as previously reported (without the application of IAS29) and the average exchange rate for each reporting period.  -93.0%

Strong Balance Sheet and adequate debt profile

- In 2Q20, we undertook **Operational and Financial actions** to improve our **liquidity and to strengthen our Balance Sheet**
- **Cash position of** Ps.3.4 billion and manageable short-term debt maturities of Ps.9.9 billion as of June '20
- **Operating cash flow of Ps.3,131 million**, benefiting from lower working capital requirements
- **Capital expenditures** of Ps.1.0 billion in 2Q20 (mostly dedicated to the expansion of production capacity in L'Amalí plant)
- **Net Debt** of Ps.14.1 billion (US$ 200 million) at June ´20
- **Net Debt/ LTM Adj. EBITDA ratio** of 1.17x in 2Q20, down from 1.26x in 1Q20

Cash Flow Highlights

(amounts expressed in millions of pesos, unless otherwise noted)

	2Q20	2Q19
Net cash generated by operating activities	3,131	1,427
Net cash used in investing activities	(1,013)	(3,800)
Net cash (used in) generated by financing activities	(1,088)	1,955
Cash and cash equivalents at the end of the period	**2,383**	**2,394**

Debt by Currency



US$ 32%
PYG 15%
Ps. 48%
Eur 5%

Debt Maturity schedule



US$ Million
ARS
EUR
PYG
USD
48
37
111
44
49
Caja
2H20
1H21
2H21
2022-2025

Note: Figures in US dollars result from the calculation of figures expressed in Argentine pesos, without the application of IAS29, and the average exchange rate for each reporting period.

9

Looking forward

- **COVID-19 pandemic:**
  - Continue to operate under strict biosafety protocols
  - Encouraging bagged cement rebound since May
  - Recovery pathway rather uncertain, still depending on local economy turn around and the progress of the Covid-19 pandemic
- **Liability and liquidity focus** with controllable short-term debt maturities
- **L´Amalí project back on track**. Schedule update, after Covid-19 delay, inauguration expected for beginning 2021




LOMA NEGRA



10

Questions & Answers

 Exhibit: Summary Financial Statements

 Adjusted EBITDA Reconciliation & Margin  13

 Balance Sheet    14

 Income Statement  15

 Statement of Cash Flows  16

 IR Contact  Marcos I. GradinChief Financial Officer and Investor RelationsGaston PinnelInvestor Relations Manager+54-11-4319-3050investorrelations@lomanegra.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: August 11, 2020	By: /s/	Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer